SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: January 17, 2006	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

ChipMOS BOARD FORMS SPECIAL COMMITTEE;

ChipMOS RAISES GUIDANCE FOR 4Q05 REVENUE AND GROSS MARGIN

Hsinchu, Taiwan, January 17, 2006 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS”) announced that its board of directors has formed a special committee (the “Special Committee”) to evaluate the circumstances surrounding the indictment by the Taipei District Prosecutor’s Office of Mr. Shih-Jye Cheng, chairman and chief executive officer of ChipMOS. The indictment is in connection with the alleged misuse of corporate funds in 2004 of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), a 69.8% owned subsidiary of ChipMOS, and ThaiLin Semiconductor Corp. (“ThaiLin”), a 34.1% owned subsidiary of ChipMOS Taiwan, in the form of investments in repurchase notes, in violation of the laws of the Republic of China (“ROC”). The repurchase notes in question have been fully redeemed with interest. The indictment does not allege that Mr. Shih-Jye Cheng gained personally from any of the alleged activities.

The Special Committee is comprised of three independent directors. It will be assisted by independent legal counsel and accounting advisor selected by the Special Committee.

ChipMOS today also raised its guidance for the fourth quarter 2005. Based on the exchange rate of NT$32.85 against US$1.00 as of December 30, 2005, ChipMOS currently expects its fourth quarter 2005 revenue to be in the range of US$129 million to US$132 million with gross margin on a consolidated basis approximately in the range of 27% to 29%. On November 15, 2005, ChipMOS stated that based on the exchange rate of NT$33.18 against US$1.00 as of September 30, 2005, it expected revenue for the fourth quarter 2005 to be in the range of US$125 million to US$130 million with gross margin on a consolidated basis approximately in the range of 25% to 27%.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.